

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 27, 2008

Via U.S. Mail

Zheng Shuying
Chief Executive Officer and Chief Financial Officer
Smooth Global (China) Holdings Inc.
Room 618, +17 Anyuan Road Chaoyang District
Beijing, P.R. China 100029

> **RE:** **Smooth Global (China) Holdings, Inc.**
> **Form 10-KSB for the Year ended December 31, 2007**
> **File No. 0-25707**
> **Filed April 15, 2008**

Dear Mr. Shuying:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial statements
Note 3 – Significant accounting policies
     (d) International call forwarding service, page F-13

1.   To help us understand your revenue recognition policy regarding the call forwarding service tell us in more detail how this business operates. For example it is unclear to us, among others, whether you carry any inventory of SIM cards, the total minutes included in the card, the card expiration date, who has all the risks and rewards of ownership related to the SIM cards before and after the sale to the distributor or who has the responsibility to provide the call forwarding service.

2.   We note that you sell SIM cards either directly to end users or through distributors. In connection with the sales to distributors, tell us why you believe it is appropriate to recognize revenues before the distributor sells the SIM card to the end user. Please include in your response the main terms of the distribution agreement.

3.   Also tell us what represents "Advance to purchase SIM cards" within prepaid expenses.

*   *   *   *

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     You may contact Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director